UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	21 April 2021

Release Number	05/21

BHP OPERATIONAL REVIEW FOR THE NINE MONTHS ENDED 31 MARCH 2021

Note: All guidance is subject to further potential impacts from COVID-19 during the 2021 financial year.

•	Record production was achieved at Western Australia Iron Ore (WAIO) and record average concentrator throughput was delivered at Escondida.

•

Production guidance for the 2021 financial year remains unchanged for petroleum and iron ore. Copper guidance has increased to between 1,535 kt and 1,660 kt and reflects stronger than expected performance at Escondida. Metallurgical coal guidance has been reduced to between 39 and 41 Mt as a result of significant wet weather impacts during the December 2020 and March 2021 quarters. Energy coal guidance has been reduced to between 18 and 20 Mt as a result of significant weather impacts at New South Wales Energy Coal (NSWEC) and lower than expected volumes at Cerrejón.

•

Full year unit cost guidance(1) (based on exchange rates of AUD/USD 0.70 and USD/CLP 769) remains unchanged for Petroleum and WAIO. Unit costs for Escondida have been lowered to be between US$0.95 and US$1.10(1) per pound, reflecting strong production and lower deferred stripping costs. Unit costs for Queensland Coal have been increased to be between US$74 and US$78(1) per tonne, reflecting lower expected volumes for the full year.

•

The Bass Strait West Barracouta gas project achieved first production in April 2021, and is on schedule and budget. Our major projects under development are also progressing to plan. The Ruby project in Trinidad and Tobago is progressing ahead of schedule and on budget, with first production on track for May 2021. South Flank is tracking well with commissioning activities planned for the June 2021 quarter and is on schedule for first production in the middle of the 2021 calendar year. Jansen Stage 1 project remains on track for Final Investment Decision in the middle of the 2021 calendar year.

Production	Mar YTD21 (vs Mar YTD20)	Mar Q21 (vs Dec Q20)	Mar Q21 vs Dec Q20 commentary
Petroleum (MMboe)	75.8 (8%)	25.4 7%	Higher volumes reflect increased Shenzi working interest (following completion of the acquisition in November 2020) and impacts from Hurricanes Delta and Zeta in the Gulf of Mexico in the prior quarter. This was partially offset by lower seasonal demand at Bass Strait.
Copper (kt)	1,232.7 (6%)	391.4 (9%)	Lower volumes primarily as a result of decreased throughput at Escondida, reflecting the impact of a reduced operational workforce due to the continuation of COVID-19 restrictions, and lower concentrator feed grade.
Iron ore (Mt)	188.3 4%	59.9 (4%)	Lower volumes at WAIO reflects weather impacts and planned Ore Handling Plant and stacker maintenance at Newman, partially offset by improved car dumper performance.
Metallurgical coal (Mt)	28.8 (2%)	9.6 1%	Queensland Coal volumes in line with prior quarter as operations continue to be impacted by significant wet weather events.
Energy coal (Mt)	13.0 (26%)	4.8 34%	Higher volumes at Cerrejón as a result of a strike in the prior period, partially offset by lower volumes at NSWEC due to significant wet weather impacts and increased washed coal in response to reduced port capacity following damage to a shiploader at the Newcastle port.
Nickel (kt)	66.6 19%	20.4 (15%)	Lower volumes largely as a result of planned maintenance undertaken at the Kwinana refinery.

Group copper equivalent production was marginally lower over the nine months ended March 2021. Strong underlying operational performance was offset by the impacts of planned maintenance, natural field decline, copper grade decline and adverse weather.

BHP Operational Review for the nine months ended 31 March 2021	1

Summary

BHP Chief Executive Officer, Mike Henry:

“BHP’s strong safety and operational performance continued during the quarter, with record year-to-date production at Western Australia Iron Ore, the Goonyella Riverside metallurgical coal mine in Queensland and concentrator throughput at Escondida in Chile.

We are reliably executing our major projects, bringing on new supply in copper, petroleum and iron ore. The Spence Growth Option and Samarco are ramping up and West Barracouta, in Petroleum, started production this month. First production from Petroleum’s Ruby project is expected in the coming weeks and South Flank, with its higher grade and lump proportion, is on track to begin production in the middle of the year.

BHP continues to deliver on decarbonising, in line with the Paris Agreement goals. We have established emissions reduction partnerships with three major steelmakers in China and Japan whose combined output equates to around 10 per cent of global steel production. In shipping, we have successfully completed an initial trial of marine biofuels, in addition to the tender awarded last year for LNG-powered iron ore vessels. In our own operations, we have established significant renewable power supply agreements for our Kwinana nickel refinery, Queensland Coal operations, and Escondida and Spence copper mines.

With our focus on keeping our people safe, costs down and productivity up, we are well positioned to finish the year strongly and continue delivering the essential products the world needs.”

Operational performance

Production and guidance are summarised below.

Note: All guidance is subject to further potential impacts from COVID-19 during the 2021 financial year.

Production	Mar YTD21	Mar Q21	Mar YTD21 vs Mar YTD20	Mar Q21 vs Mar Q20	Mar Q21 vs Dec Q20	Previous FY21 guidance	Current FY21 guidance
Petroleum (MMboe)	75.8	25.4	(8%)	1%	7%	95 - 102	95 - 102	Upper half of range
Copper (kt)	1,232.7	391.4	(6%)	(8%)	(9%)	1,510 - 1,645	1,535 - 1,660
Escondida (kt)	821.5	249.3	(8%)	(14%)	(13%)	970 - 1,030	1,010 - 1,060	Increased
Pampa Norte (kt)	148.8	52.0	(21%)	(19%)	(4%)	240 - 270	225 - 255	Lowered
Olympic Dam (kt)	154.5	55.4	25%	44%	16%	180 - 205	180 - 205	Upper half of range
Antamina (kt)	107.9	34.7	1%	5%	(10%)	120 - 140	120 - 140	Upper end of range
Iron ore(i) (Mt)	188.3	59.9	4%	0%	(4%)	245 - 255	245 - 255
WAIO (100% basis) (Mt)	211.3	66.7	3%	(2%)	(5%)	276 - 286	276 - 286	Upper half of range
Metallurgical coal (Mt)	28.8	9.6	(2%)	4%	1%	40 - 44	39 - 41
Queensland Coal (100% basis) (Mt)	51.4	17.3	(1%)	8%	2%	71 - 77	70 - 73	Lowered
Energy coal (Mt)	13.0	4.8	(26%)	(17%)	34%	21 - 23	18 - 20
NSWEC (Mt)	9.8	3.0	(12%)	(22%)	(8%)	15 - 17	14 - 15	Lowered
Cerrejón (Mt)	3.2	1.8	(50%)	(9%)	417%	~6	4 - 5	Lowered
Nickel (kt)	66.6	20.4	19%	(2%)	(15%)	85 - 95	85 - 95	Unchanged

(i)	Iron ore comprises WAIO and Samarco.

BHP Operational Review for the nine months ended 31 March 2021	2

Major development projects

At the end of March 2021, BHP had four major projects under development in petroleum, iron ore and potash, with a combined budget of US$8.5 billion over the life of the projects. Our major projects under development are tracking to plan.

In March 2021, the US Department of Agriculture directed the US Forest Service to rescind the Resolution Copper Mining (RCM) project’s Final Environmental Impact Statement and the draft Record of Decision that were both issued in January 2021. BHP supports RCM’s collaboration with the US Forest Service, and its commitment to further consultation with local communities and Native American tribes in an effort to seek consent, as it continues to study the project.

The Jansen Stage 1 project in Canada is expected to be presented to the BHP Board for Final Investment Decision in the middle of the 2021 calendar year.

Corporate update

On 9 April 2021, Samarco announced that it filed for judicial reorganisation (JR) with the Commercial Courts of Belo Horizonte, State of Minas Gerais, Brazil. The request for JR was granted by the Belo Horizonte Justice on 12 April 2021. The JR is a means for Samarco to restructure its financial debts in order to establish a sustainable independent financial position for Samarco to continue to rebuild its operations safely and meet its Renova Foundation obligations. Samarco’s filing follows unsuccessful attempts to negotiate a debt restructure with financial creditors and multiple legal actions filed by those creditors which threaten Samarco’s operations. Samarco’s operations will continue during the JR and restructure process. The JR does not affect Samarco’s obligation or commitment to make full redress for the 2015 Fundão dam failure, and it does not impact Renova Foundation’s ability to undertake that remediation and compensation.

In February 2021, we signed a memorandum of understanding (MOU) with a large Japanese steel producer, JFE, to jointly study technologies and pathways capable of making material reductions to greenhouse gas emissions from the integrated steelmaking process. We have agreed to invest up to US$15 million over the five-year partnership.

In March 2021, we also signed a MOU with China’s HBIS Group Co., Ltd (HBIS), one of the world’s largest steelmakers and one of our major customers of iron ore, with the intention to invest up to US$15 million over three years to jointly study and explore greenhouse gas emissions reduction technologies and pathways. The three-year partnership intends to collaborate on three priority areas: hydrogen-based direct reduction technology, the recycling and reuse of steelmaking slag, and the role of iron ore lump utilisation to help reduce emissions from ironmaking and steelmaking.

The partnerships with JFE and HBIS follow other investments to support the reduction of value chain emissions, including up to US$35 million for the collaboration with China’s largest steelmaker, China Baowu (November 2020), awarding our first LNG-fuelled Newcastlemax bulk carriers contract (September 2020), with the aim to reduce CO2-e emissions by 30 per cent per voyage and a successfully completed marine biofuel trial which enables us to develop an informed strategy on the structural supply and use of biofuels to support our key shipping routes (April 2021). The advanced biofuel reduces CO2-e emissions by 80 to 90 per cent well-to-exhaust compared with heavy fuel oil (HFO) and very-low sulphur fuel oil (VLSFO), and uses sustainable waste and residue streams as feedstock.

In February 2021, we also executed a 10-year PPA contract with Merredin Solar Farm to supply up to 50 per cent of the Nickel West Kwinana Refinery electricity needs by 2024, based on 2020 financial year levels. This contract will further increase the sustainability of the nickel produced by Nickel West and will help to reduce emissions from electricity at the refinery by up to 50 per cent.

BHP Operational Review for the nine months ended 31 March 2021	3

Petroleum

Production

	Mar YTD21	Mar Q21	Mar YTD21 vs Mar YTD20	Mar Q21 vs Mar Q20	Mar Q21 vs Dec Q20
Crude oil, condensate and natural gas liquids (MMboe)	33.8	11.6	(10%)	0%	8%
Natural gas (bcf)	252.0	82.6	(7%)	2%	5%
Total petroleum production (MMboe)	75.8	25.4	(8%)	1%	7%

Petroleum – Total petroleum production decreased by eight per cent to 76 MMboe. Guidance for the 2021 financial year remains unchanged at between 95 and 102 MMboe, with volumes expected to be in the upper half of the guidance range.

Crude oil, condensate and natural gas liquids production decreased by 10 per cent to 34 MMboe reflecting lower demand at Bass Strait and North West Shelf, and production impacts at Atlantis due to planned tie-in and commissioning activities in the first half of the year and unplanned downtime in the March 2021 quarter, as well as natural field decline across the portfolio. Production was further impacted by higher downtime at our Gulf of Mexico assets due to a more active hurricane season in the first half of the year. These impacts were partially offset by the earlier than scheduled achievement of first production from the Atlantis Phase 3 project in the September 2020 quarter and the acquisition of an additional 28 per cent working interest in Shenzi, completed on 6 November 2020.

Natural gas production decreased by seven per cent to 252 bcf, reflecting planned shutdowns at Angostura related to the Ruby tie-in, a decrease in tax barrels at Trinidad and Tobago in accordance with the terms of our Production Sharing Contract, lower domestic gas sales at Bass Strait and North West Shelf in the first half of the year, and natural field decline across the portfolio. This decline was partially offset by higher domestic gas sales at Macedon.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
Ruby (Trinidad & Tobago) 68.46% (operator)	283	H1 CY21	Five production wells tied back into existing operated processing facilities, with capacity to produce up to 16,000 gross barrels of oil per day and 80 million gross standard cubic feet of natural gas per day.	Ahead of schedule and on budget. The overall project is 78% complete.
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	Mid-CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	On schedule and budget. The overall project is 90% complete.

The Bass Strait West Barracouta project is on schedule and budget, and achieved first production in April 2021.

In March 2021, we successfully completed the drilling of Shenzi North GC608 development well which is within the Wilding discovery, and commenced drilling of the first of two Shenzi infill wells which is expected to be completed in the June 2021 quarter. A second Shenzi infill well is planned to be drilled in the June 2021 quarter. The successful acquisition of an increased working interest in Shenzi in November 2020 realises further value from the continued Shenzi development.

The Mad Dog Phase 2 project achieved a major milestone in April 2021 as the semi-submersible floating production platform, Argos, arrived in the US from South Korea. The platform will undergo final preparatory work and regulatory inspections before being towed offshore for installation. First production from Mad Dog Phase 2 is expected in the middle of the 2022 calendar year.

Petroleum exploration

No exploration and appraisal wells were drilled during the March 2021 quarter. Petroleum exploration expenditure for nine months ended March 2021 was US$230 million, of which US$211 million was expensed. Our exploration and appraisal program for the 2021 financial year is now expected to be approximately US$400 million (reduced from US$450 million), due to appraisal well phasing through the June 2021 quarter and the September 2021 quarter.

BHP Operational Review for the nine months ended 31 March 2021	4

Copper

Production

	Mar YTD21	Mar Q21	Mar YTD21 vs Mar YTD20	Mar Q21 vs Mar Q20	Mar Q21 vs Dec Q20
Copper (kt)	1,232.7	391.4	(6%)	(8%)	(9%)
Zinc (t)	109,606	33,299	47%	5%	(21%)
Uranium (t)	2,653	834	0%	7%	(12%)

Copper – Total copper production decreased by six per cent to 1,233 kt. Guidance for the 2021 financial year increased to between 1,535 and 1,660 kt from between 1,510 and 1,645 kt.

For the nine months to March 2021, our Chilean assets continued to operate with a substantial reduction in their operational workforces as a result of COVID-19 restrictions. The operating environment across our Chilean assets is expected to become more challenging in the June 2021 quarter, given escalating COVID-19 infections, increased pressures on Chile’s health system and border restrictions. Reductions in our on-site workforce are forecast to remain substantial.

Escondida copper production decreased by eight per cent to 821 kt with record concentrator throughput of 378 ktpd achieved offset by the impact of lower concentrator feed grade and lower cathode volumes. Concentrator throughput continues to be prioritised over cathode production as a result of the reduced operational workforce and to prioritise yield of ore. Guidance for the 2021 financial year has been increased to between 1,010 and 1,060 kt from between 970 and 1,030 kt. Production in the 2022 financial year is expected to be broadly in line with the 2021 financial year guidance and reflects a continuation of the impacts of COVID-19 and a need to catch up on mine development due to reduced material movement in the current financial year. Guidance of an annual average of 1.2 Mt of copper production over the next five years remains unchanged, with production expected to be weighted towards the latter years.

On 1 April 2021, Escondida successfully completed negotiations for a new collective agreement that applies to the Intermel Union of Operators and Maintainers (Intermel), effective for 24 months from 1 April 2021. Escondida’s collective agreement with Union No1 of Operators and Maintainers expires on 1 August 2021 and negotiations are expected to commence in June 2021.

Pampa Norte copper production decreased by 21 per cent to 149 kt, largely due to planned maintenance at Spence and the impact of a reduced operational workforce as a result of COVID-19 restrictions. Guidance for the 2021 financial year has been lowered to between 225 and 255 kt from between 240 and 270 kt, reflecting COVID-19 related impacts on the ramp-up of the Spence Growth Option (SGO). SGO achieved first copper sales, on schedule, in March 2021, following first copper production in December 2020. The ramp-up to full production capacity at SGO is still on track and is expected to take approximately 12 months from first production, following which Spence is expected to average 300 ktpa of production (including cathodes) over the first four years.

Spence’s collective agreement with Union for Operators and Maintainers expires on 30 May 2021, with negotiations for a new agreement currently underway.

Olympic Dam copper production increased by 25 per cent to 155 kt, reflecting improved smelter performance and stability. Production for the March 2021 quarter was 55 kt, the highest quarterly production rate in five years. The new refinery crane is in the final stages of commissioning. Guidance for the 2021 financial year remains unchanged at between 180 and 205 kt, with volumes expected to be in the upper half of the guidance range. Production in the 2022 financial year is expected to be lower as a result of the major smelter maintenance campaign planned for the first half of the year.

Antamina copper production increased by one per cent to 108 kt and zinc production increased by 47 per cent to 110 kt, reflecting higher copper and zinc head grades. Guidance for the 2021 financial year remains unchanged, with copper production expected to be at the upper end of the 120 to 140 kt guidance range, and zinc production of between 140 and 160 kt.

BHP Operational Review for the nine months ended 31 March 2021	5

Iron Ore

Production

	Mar YTD21	Mar Q21	Mar YTD21 vs Mar YTD20	Mar Q21 vs Mar Q20	Mar Q21 vs Dec Q20
Iron ore production (kt)	188,289	59,855	4%	0%	(4%)

Iron ore – Total iron ore production increased by four per cent to 188 Mt. Guidance for the 2021 financial year remains unchanged at between 245 and 255 Mt. Volumes are expected to be in the upper half of the guidance range as a result of strong performance at WAIO.

WAIO production increased by three per cent to a nine month record 187 Mt (211 Mt on a 100 per cent basis), reflecting record production at Jimblebar and strong performance across the supply chain, with improved train cycle times and car dumper performance and reliability. This record performance was achieved despite significant weather impacts in December 2020, January 2021 and February 2021, and the planned Mining Area C and South Flank major tie-in activity. Commissioning activities for South Flank are expected to commence in the June 2021 quarter. Volumes for the 2021 financial year are expected to be in the upper half of the guidance range of between 244 and 253 Mt (276 and 286 Mt on a 100 per cent basis).

Samarco production was 915 kt, after iron ore pellet production re-commenced at one concentrator in December 2020. Production for the 2021 financial year is expected to be between 1 and 2 Mt (BHP share). Production capacity of approximately 8 Mtpa (100 per cent basis) is expected once operations are gradually ramped up.

Projects

Project and ownership	Capital expenditure US$M	Initial production target date	Capacity	Progress
South Flank (Australia) 85%	3,061	Mid-CY21	Sustaining iron ore mine to replace production from the 80 Mtpa (100 per cent basis) Yandi mine.	On schedule and budget. The overall project is 95% complete.

BHP Operational Review for the nine months ended 31 March 2021	6

Coal

Production

	Mar YTD21	Mar Q21	Mar YTD21 vs Mar YTD20	Mar Q21 vs Mar Q20	Mar Q21 vs Dec Q20
Metallurgical coal (kt)	28,802	9,590	(2%)	4%	1%
Energy coal (kt)	13,014	4,776	(26%)	(17%)	34%

Metallurgical coal – Metallurgical coal production decreased by two per cent to 29 Mt (51 Mt on a 100 per cent basis). Guidance for the 2021 financial year has been reduced to between 39 and 41 Mt (70 and 73 Mt on a 100 per cent basis) from between 40 and 44 Mt (71 and 77 Mt on a 100 per cent basis) as a result of significant wet weather impacts during the December 2020 and March 2021 quarters. We continue to monitor for any potential impacts on volumes from restrictions on coal imports into China.

At Queensland Coal, strong underlying operational performance, including record stripping at BMA and record production at Goonyella, was offset by significant wet weather impacts across most operations and planned wash plant maintenance at Saraji and Caval Ridge in the first half of the year. At South Walker Creek, production decreased despite record truck and shovel stripping in the March 2021 quarter, as a result of higher strip ratios due to ongoing impacts from geotechnical constraints and lower yields.

Energy coal – Energy coal production decreased by 26 per cent to 13 Mt. Following a strike at Cerrejón and prolonged wet weather impacts at NSWEC, guidance for the 2021 financial year has been reduced to between 18 and 20 Mt from between 21 and 23 Mt.

NSWEC production decreased by 12 per cent to 9.8 Mt. This decrease reflects significant weather impacts, with more than double the amount of rainfall year-to-date compared with the same period in the prior year, including the wettest March on record, and higher strip ratios. Lower volumes also reflect an increased proportion of washed coal in response to reduced port capacity (following damage to a shiploader at the Newcastle port in November 2020) and widening price quality differentials. Production guidance for the 2021 financial year has been reduced to between 14 and 15 Mt from between 15 and 17 Mt.

Cerrejón production decreased by 50 per cent to 3.2 Mt largely as a result of a 91-day strike in the first half of the year and subsequent delays to the restart of production, as well as the impact of a reduced operational workforce due to COVID-19 restrictions. Guidance for the 2021 financial year has now been reduced to between 4 and 5 Mt from 6 Mt.

BHP Operational Review for the nine months ended 31 March 2021	7

Other

Nickel production

	Mar YTD21	Mar Q21	Mar YTD21 vs Mar YTD20	Mar Q21 vs Mar Q20	Mar Q21 vs Dec Q20
Nickel (kt)	66.6	20.4	19%	(2%)	(15%)

Nickel – Nickel West production increased by 19 per cent to 67 kt as a result of major quadrennial maintenance shutdowns in the prior period and strong performance from the new mines. Production for the March 2021 quarter was impacted by the planned maintenance undertaken at the Kwinana refinery during the quarter. Guidance for the 2021 financial year remains unchanged at between 85 and 95 kt.

Potash project

Project and ownership	Investment US$M	Scope	Progress
Jansen Potash (Canada) 100%	2,972	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 91% complete.

Minerals exploration

Minerals exploration expenditure for the nine months to March 2021 was US$126 million, of which US$83 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Ecuador, Mexico, Peru, Canada, Australia and the south-west United States.

Drilling for copper targets is underway in the United States, Ecuador, and Chile. Further drilling is anticipated for copper in Peru and for nickel in Australia during the 2021 calendar year. At Oak Dam in South Australia, next stage resource definition drilling to inform future design is expected to commence around the middle of the 2021 calendar year.

BHP Operational Review for the nine months ended 31 March 2021	8

Variance analysis relates to the relative performance of BHP and/or its operations during the nine months ended March 2021 compared with the nine months ended March 2020, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Copper equivalent production based on 2020 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)

2021 financial year unit cost guidance: Petroleum US$11-12/boe, Escondida US$0.95-1.10/lb (previously US$1.00-1.25/lb), WAIO US$13-14/t and Queensland Coal US$74-78/t (previously US$69-75/t); based on exchange rates of AUD/USD 0.70 and USD/CLP 769.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil per day (MMbpd); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand barrels of oil equivalent per day (Mboe/d); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ourselves’ are used to refer to BHP Group Limited, BHP Group plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 29 ‘Subsidiaries’ in section 5.1 of BHP’s 30 June 2020 Annual Report and Form 20-F. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release, particularly in light of the current economic climate and significant volatility, uncertainty and disruption arising in connection with COVID-19. These forward looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

BHP Operational Review for the nine months ended 31 March 2021	9

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Tara Dines
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
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Americas	Americas

Judy Dane	Brian Massey
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BHP Operational Review for the nine months ended 31 March 2021	11

Production summary
		Quarter ended					Year to date
	BHP interest	Mar 2020	Jun 2020	Sep 2020	Dec 2020	Mar 2021	Mar 2021	Mar 2020

Petroleum (1)
Petroleum
Production
Crude oil, condensate and NGL (Mboe)		11,589	11,355	11,507	10,729	11,601	33,837	37,508
Natural gas (bcf)		80.7	89.8	90.9	78.5	82.6	252.0	269.8

Total (Mboe)		25,039	26,322	26,657	23,812	25,368	75,837	82,475

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	220.1	228.5	236.7	236.7	202.7	676.1	697.4
Pampa Norte (4)	100.0%	—	—	—	0.7	5.6	6.3	—
Antamina	33.8%	32.9	17.8	34.6	38.6	34.7	107.9	106.7

Total		253.0	246.3	271.3	276.0	243.0	790.3	804.1

Cathode (kt)
Escondida (3)	57.5%	69.6	65.5	47.9	50.9	46.6	145.4	193.9
Pampa Norte (4)	100%	64.3	54.5	42.5	53.6	46.4	142.5	188.2
Olympic Dam	100%	38.4	47.6	51.5	47.6	55.4	154.5	124.0

Total		172.3	167.6	141.9	152.1	148.4	442.4	506.1

Total copper (kt)		425.3	413.9	413.2	428.1	391.4	1,232.7	1,310.2

Lead
Payable metal in concentrate (t)
Antamina	33.8%	621	262	690	993	468	2,151	1,409

Total		621	262	690	993	468	2,151	1,409

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	31,789	13,736	34,398	41,909	33,299	109,606	74,726

Total		31,789	13,736	34,398	41,909	33,299	109,606	74,726

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	35,990	43,422	42,332	47,789	37,954	128,075	134,000
Olympic Dam (refined gold)	100%	33,235	34,150	36,608	23,837	37,075	97,520	111,822

Total		69,225	77,572	78,940	71,626	75,029	225,595	245,822

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,390	1,599	1,580	1,627	1,318	4,525	4,814
Antamina	33.8%	1,216	626	1,326	1,767	1,463	4,556	3,490
Olympic Dam (refined silver)	100%	241	295	157	193	275	625	689

Total		2,847	2,520	3,063	3,587	3,056	9,706	8,993

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	776	1,016	874	945	834	2,653	2,662

Total		776	1,016	874	945	834	2,653	2,662

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	491	243	284	192	276	752	1,423

Total		491	243	284	192	276	752	1,423

BHP Operational Review for the nine months ended 31 March 2021	12

Production summary
	BHP interest	Quarter ended					Year to date
		Mar 2020	Jun 2020	Sep 2020	Dec 2020	Mar 2021	Mar 2021	Mar 2020
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	16,449	17,110	16,410	17,637	14,614	48,661	48,531
Area C Joint Venture	85%	12,179	13,973	11,889	11,567	13,010	36,466	37,526
Yandi Joint Venture	85%	17,491	19,087	17,666	16,413	16,112	50,191	50,175
Jimblebar (6)	85%	13,911	16,559	20,075	16,740	15,241	52,056	45,195
Wheelarra	85%	—	—	—	—	—	—	3
Samarco	50%	—	—	—	37	878	915	—

Total		60,030	66,729	66,040	62,394	59,855	188,289	181,430

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	6,869	9,078	7,365	7,539	7,727	22,631	22,497
BHP Mitsui Coal (8)	80%	2,353	2,536	2,325	1,983	1,863	6,171	7,007

Total		9,222	11,614	9,690	9,522	9,590	28,802	29,504

Energy coal
Production (kt)
NSW Energy Coal	100%	3,810	4,887	3,624	3,229	2,981	9,834	11,165
Cerrejón	33.3%	1,978	767	1,038	347	1,795	3,180	6,348

Total		5,788	5,654	4,662	3,576	4,776	13,014	17,513

Other
Nickel
Saleable production (kt)
Nickel West (9)	100%	20.9	23.9	22.2	24.0	20.4	66.6	56.2

Total		20.9	23.9	22.2	24.0	20.4	66.6	56.2

Cobalt
Saleable production (t)
Nickel West	100%	132	312	238	236	273	747	463

Total		132	312	238	236	273	747	463

(1)

LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe.

(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(9)	Production restated to include other nickel by-products.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the nine months ended 31 March 2021	13

Production and sales report
		Quarter ended					Year to date
		Mar 2020	Jun 2020	Sep 2020	Dec 2020	Mar 2021	Mar 2021	Mar 2020
Petroleum (1)
Bass Strait
Crude oil and condensate	(Mboe)	926	1,231	1,305	1,003	859	3,167	3,762
NGL	(Mboe)	958	1,493	1,660	1,057	1,035	3,752	4,173
Natural gas	(bcf)	18.4	28.1	34.1	23.4	22.7	80.2	82.8

Total petroleum products	(Mboe)	4,957	7,408	8,648	5,960	5,677	20,285	21,741

North West Shelf
Crude oil and condensate	(Mboe)	1,266	1,260	1,215	1,180	1,183	3,578	3,979
NGL	(Mboe)	191	203	162	165	188	515	593
Natural gas	(bcf)	35.0	35.2	29.6	30.4	31.1	91.1	100.0

Total petroleum products	(Mboe)	7,287	7,334	6,310	6,412	6,554	19,276	21,235

Pyrenees
Crude oil and condensate	(Mboe)	917	971	837	826	679	2,342	2,830

Total petroleum products	(Mboe)	917	971	837	826	679	2,342	2,830

Other Australia (2)
Crude oil and condensate	(Mboe)	1	1	1	1	1	3	10
Natural gas	(bcf)	11.2	11.9	12.7	12.6	12.4	37.7	34.6

Total petroleum products	(Mboe)	1,874	1,987	2,118	2,101	2,068	6,287	5,783

Atlantis (3)
Crude oil and condensate	(Mboe)	2,769	2,223	2,421	2,385	2,590	7,396	9,053
NGL	(Mboe)	178	54	154	147	171	472	615
Natural gas	(bcf)	1.3	1.1	1.2	1.1	1.4	3.7	4.5

Total petroleum products	(Mboe)	3,170	2,456	2,775	2,715	2,994	8,484	10,424

Mad Dog (3)
Crude oil and condensate	(Mboe)	1,272	1,297	1,211	930	1,209	3,350	3,570
NGL	(Mboe)	55	33	48	38	57	143	156
Natural gas	(bcf)	0.2	0.3	0.2	0.1	0.2	0.5	0.6

Total petroleum products	(Mboe)	1,355	1,374	1,292	985	1,299	3,576	3,821

Shenzi (3) (4)
Crude oil and condensate	(Mboe)	1,645	1,584	1,395	1,764	2,328	5,487	4,661
NGL	(Mboe)	94	40	71	87	130	288	258
Natural gas	(bcf)	0.3	0.4	0.3	0.3	0.4	1.0	0.8

Total petroleum products	(Mboe)	1,791	1,686	1,516	1,901	2,525	5,942	5,054

Trinidad/Tobago
Crude oil and condensate	(Mboe)	97	72	102	96	139	337	438
Natural gas	(bcf)	14.0	12.8	12.8	10.5	14.4	37.7	46.1

Total petroleum products	(Mboe)	2,427	2,201	2,235	1,846	2,539	6,620	8,118

Other Americas (3) (5)
Crude oil and condensate	(Mboe)	344	198	212	190	187	589	759
NGL	(Mboe)	22	5	2	11	—	13	28
Natural gas	(bcf)	0.3	—	—	0.1	—	0.1	0.4

Total petroleum products	(Mboe)	412	209	214	218	187	619	850

Algeria
Crude oil and condensate	(Mboe)	854	690	711	849	845	2,405	2,623

Total petroleum products	(Mboe)	854	690	711	849	845	2,405	2,623

BHP Operational Review for the nine months ended 31 March 2021	14

Production and sales report
		Quarter ended					Year to date
		Mar 2020	Jun 2020	Sep 2020	Dec 2020	Mar 2021	Mar 2021	Mar 2020
Petroleum (1)
Total production
Crude oil and condensate	(Mboe)	10,091	9,527	9,410	9,224	10,020	28,654	31,685
NGL	(Mboe)	1,498	1,828	2,097	1,505	1,581	5,183	5,823
Natural gas	(bcf)	80.7	89.8	90.9	78.5	82.6	252.0	269.8

Total	(Mboe)	25,039	26,322	26,657	23,812	25,368	75,837	82,475

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1,000 Mboe. Negative production figures represent finalisation adjustments.
(2)	Other Australia includes Minerva and Macedon. Minerva ceased production in September 2019.
(3)	Gulf of Mexico volumes are net of royalties.
(4)	BHP completed the acquisition of an additional 28% working interest in Shenzi on 6 November 2020, taking its total working interest to 72%.
(5)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

BHP Operational Review for the nine months ended 31 March 2021	14

Production and sales report

		Quarter ended					Year to date
		Mar 2020	Jun 2020	Sep 2020	Dec 2020	Mar 2021	Mar 2021	Mar 2020
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	107,268	75,062	83,357	97,274	95,978	276,609	308,351
Sulphide ore milled	(kt)	33,440	34,755	34,733	36,303	32,654	103,690	101,055
Average concentrator head grade	(%)	0.82%	0.81%	0.85%	0.83%	0.78%	0.82%	0.85%
Production ex mill	(kt)	230.0	236.8	243.9	246.1	207.8	697.8	721.1

Production
Payable copper	(kt)	220.1	228.5	236.7	236.7	202.7	676.1	697.4
Copper cathode (EW)	(kt)	69.6	65.5	47.9	50.9	46.6	145.4	193.9
- Oxide leach	(kt)	29.3	26.8	15.3	18.0	16.1	49.4	79.5
- Sulphide leach	(kt)	40.2	38.7	32.6	32.9	30.5	96.0	114.4

Total copper	(kt)	289.7	294.0	284.6	287.6	249.3	821.5	891.3

Payable gold concentrate	(troy oz)	35,990	43,422	42,332	47,789	37,954	128,075	134,000
Payable silver concentrate	(troy koz)	1,390	1,599	1,580	1,627	1,318	4,525	4,814

Sales
Payable copper	(kt)	212.0	221.0	237.1	244.3	196.9	678.3	682.5
Copper cathode (EW)	(kt)	65.9	72.1	46.5	47.7	49.6	143.8	188.8
Payable gold concentrate	(troy oz)	35,990	43,422	42,332	47,789	37,954	128,075	134,000
Payable silver concentrate	(troy koz)	1,390	1,599	1,580	1,627	1,318	4,525	4,814

(1) Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	18,710	15,734	12,618	6,750	6,153	25,521	51,883
Ore milled	(kt)	4,574	4,553	4,036	3,562	3,283	10,881	13,578
Average copper grade	(%)	0.54%	0.60%	0.66%	0.58%	0.58%	0.61%	0.55%

Production
Copper cathode (EW)	(kt)	20.4	16.9	15.8	15.8	13.9	45.5	50.6

Sales
Copper cathode (EW)	(kt)	18.3	18.7	14.6	16.6	13.2	44.4	48.6

Spence
Material mined	(kt)	23,304	24,082	18,260	18,485	19,195	55,940	67,476
Ore milled (1)	(kt)	5,191	2,829	4,408	6,809	8,007	19,224	15,959
Average copper grade (2)	(%)	0.87%	0.95%	1.10%	0.76%	0.62%	0.78%	0.91%

Production
Payable copper	(kt)	—	—	—	0.7	5.6	6.3	—
Copper cathode (EW)	(kt)	43.9	37.6	26.7	37.8	32.5	97.0	137.6

Sales
Payable copper	(kt)	—	—	—	—	1.8	1.8	—
Copper cathode (EW)	(kt)	44.8	41.0	24.1	40.9	30.7	95.7	135.8

(1)

March 2021 quarter comprised of concentrator throughput of 2,471 kt and cathode throughput of 5,536 kt. March 2021 year to date comprised of concentrator throughput of 3,678 kt and cathode throughput of 15,546 kt.

(2)	March 2021 quarter weighted average of concentrate grade of 0.58% and cathode grade of 0.64%. March 2021 year to date weighted average of concentrate grade of 0.53% and cathode grade of 0.84%.

BHP Operational Review for the nine months ended 31 March 2021	16

Production and sales report

		Quarter ended					Year to date
		Mar 2020	Jun 2020	Sep 2020	Dec 2020	Mar 2021	Mar 2021	Mar 2020
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	52,872	13,975	45,458	57,029	53,762	156,249	175,395
Sulphide ore milled (100%)	(kt)	12,906	6,736	13,202	14,083	12,651	39,936	39,664
Average head grades
- Copper	(%)	0.88%	0.91%	0.94%	0.97%	0.94%	0.95%	0.94%
- Zinc	(%)	1.09%	1.02%	1.30%	1.30%	1.16%	1.26%	0.90%

Production
Payable copper	(kt)	32.9	17.8	34.6	38.6	34.7	107.9	106.7
Payable zinc	(t)	31,789	13,736	34,398	41,909	33,299	109,606	74,726
Payable silver	(troy koz)	1,216	626	1,326	1,767	1,463	4,556	3,490
Payable lead	(t)	621	262	690	993	468	2,151	1,409
Payable molybdenum	(t)	491	243	284	192	276	752	1,423

Sales
Payable copper	(kt)	30.8	18.2	33.8	40.7	31.7	106.2	107.5
Payable zinc	(t)	31,007	11,680	32,769	45,109	34,141	112,019	75,011
Payable silver	(troy koz)	815	581	1,310	1,728	1,342	4,380	3,165
Payable lead	(t)	151	188	748	945	689	2,382	1,427
Payable molybdenum	(t)	531	223	392	352	192	936	1,104

Olympic Dam, Australia
Material mined (1)	(kt)	1,920	1,928	2,203	2,379	1,979	6,561	6,744
Ore milled	(kt)	2,178	2,416	2,443	2,377	2,238	7,058	6,531
Average copper grade	(%)	2.31%	2.17%	2.03%	2.02%	2.02%	2.02%	2.33%
Average uranium grade	(kg/t)	0.69	0.60	0.53	0.60	0.61	0.58	0.68

Production
Copper cathode (ER and EW)	(kt)	38.4	47.6	51.5	47.6	55.4	154.5	124.0
Payable uranium	(t)	776	1,016	874	945	834	2,653	2,662
Refined gold	(troy oz)	33,235	34,150	36,608	23,837	37,075	97,520	111,822
Refined silver	(troy koz)	241	295	157	193	275	625	689

Sales
Copper cathode (ER and EW)	(kt)	41.4	48.5	49.5	46.6	55.6	151.7	122.5
Payable uranium	(t)	702	1,293	859	999	779	2,637	2,118
Refined gold	(troy oz)	36,956	37,743	36,054	21,390	38,852	96,296	113,536
Refined silver	(troy koz)	259	270	222	165	242	629	711

(1)	Material mined refers to run of mine ore mined and hoisted.

BHP Operational Review for the nine months ended 31 March 2021	17

Production and sales report

		Quarter ended					Year to date
		Mar 2020	Jun 2020	Sep 2020	Dec 2020	Mar 2021	Mar 2021	Mar 2020
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Western Australia Iron Ore, Australia
Production
Newman	(kt)	16,449	17,110	16,410	17,637	14,614	48,661	48,531
Area C Joint Venture	(kt)	12,179	13,973	11,889	11,567	13,010	36,466	37,526
Yandi Joint Venture	(kt)	17,491	19,087	17,666	16,413	16,112	50,191	50,175
Jimblebar (1)	(kt)	13,911	16,559	20,075	16,740	15,241	52,056	45,195
Wheelarra	(kt)	—	—	—	—	—	—	3

Total production	(kt)	60,030	66,729	66,040	62,357	58,977	187,374	181,430

Total production (100%)	(kt)	68,168	75,589	74,152	70,407	66,695	211,254	205,469

Sales
Lump	(kt)	15,617	17,252	17,056	16,703	15,593	49,352	46,384
Fines	(kt)	44,764	50,904	48,390	46,124	42,939	137,453	136,058

Total	(kt)	60,381	68,156	65,446	62,827	58,532	186,805	182,442

Total sales (100%)	(kt)	68,439	77,048	73,355	70,772	66,032	210,159	206,211

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	—	—	37	878	915	—

Sales	(kt)	—	—	—	—	646	646	—

(1)

Samarco commenced iron ore pellet production in December 2020 after meeting the licencing requirements to restart operations at the Germano complex in Minas Gerais and Ubu complex in Espírito Santo, Brazil.

BHP Operational Review for the nine months ended 31 March 2021	18

Production and sales report

		Quarter ended					Year to date
		Mar 2020	Jun 2020	Sep 2020	Dec 2020	Mar 2021	Mar 2021	Mar 2020
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal, Australia
Production (1)
BMA
Blackwater	(kt)	1,063	1,703	1,184	1,737	1,416	4,337	3,842
Goonyella	(kt)	1,963	2,651	2,312	2,152	2,232	6,696	6,114
Peak Downs	(kt)	1,339	1,635	1,487	1,213	1,595	4,295	4,148
Saraji	(kt)	1,025	1,399	817	1,043	1,238	3,098	3,564
Daunia	(kt)	447	588	490	464	496	1,450	1,582
Caval Ridge	(kt)	1,032	1,102	1,075	930	750	2,755	3,247

Total BMA	(kt)	6,869	9,078	7,365	7,539	7,727	22,631	22,497

Total BMA (100%)	(kt)	13,738	18,156	14,730	15,078	15,454	45,262	44,994

BHP Mitsui Coal (2)
South Walker Creek	(kt)	1,577	1,264	1,238	1,118	1,031	3,387	4,151
Poitrel	(kt)	776	1,272	1,087	865	832	2,784	2,856

Total BHP Mitsui Coal	(kt)	2,353	2,536	2,325	1,983	1,863	6,171	7,007

Total Queensland Coal	(kt)	9,222	11,614	9,690	9,522	9,590	28,802	29,504

Total Queensland Coal (100%)	(kt)	16,091	20,692	17,055	17,061	17,317	51,433	52,001

Sales
BMA
Coking coal	(kt)	6,417	7,547	6,187	6,531	6,752	19,470	20,154
Weak coking coal	(kt)	644	1,040	977	936	1,038	2,951	2,249
Thermal coal	(kt)	224	183	58	3	206	267	348

Total BMA	(kt)	7,285	8,770	7,222	7,470	7,996	22,688	22,751

Total BMA (100%)	(kt)	14,570	17,540	14,444	14,940	15,992	45,376	45,501

BHP Mitsui Coal (2)
Coking coal	(kt)	667	778	671	604	357	1,632	2,004
Weak coking coal	(kt)	1,691	1,756	1,545	1,518	1,404	4,467	5,027

Total BHP Mitsui Coal	(kt)	2,358	2,534	2,216	2,122	1,761	6,099	7,031

Total Queensland Coal	(kt)	9,643	11,304	9,438	9,592	9,757	28,787	29,782

Total Queensland Coal (100%)	(kt)	16,928	20,074	16,660	17,062	17,753	51,475	52,532

(1) Production figures include some thermal coal. (2) Shown on a 100% basis. BHP interest in saleable production is 80%.

NSW Energy Coal, Australia
Production	(kt)	3,810	4,887	3,624	3,229	2,981	9,834	11,165

Sales
Export thermal coal	(kt)	3,403	4,871	3,168	3,940	2,827	9,935	10,430
Inland thermal coal (1)	(kt)	—	—	—	—	—	—	567

Total	(kt)	3,403	4,871	3,168	3,940	2,827	9,935	10,997

(1) The domestic sales contract ended in the September 2019 quarter.

Cerrejón, Colombia
Production	(kt)	1,978	767	1,038	347	1,795	3,180	6,348

Sales thermal coal - export	(kt)	2,028	1,143	994	370	1,746	3,110	6,358

BHP Operational Review for the nine months ended 31 March 2021	19

Production and sales report

		Quarter ended					Year to date
		Mar 2020	Jun 2020	Sep 2020	Dec 2020	Mar 2021	Mar 2021	Mar 2020
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Mt Keith
Nickel concentrate	(kt)	42.8	60.2	64.4	55.7	54.1	174.2	118.0
Average nickel grade	(%)	15.8	16.5	15.8	14.7	13.3	14.7	17.1

Leinster
Nickel concentrate	(kt)	57.8	72.0	66.2	72.8	71.5	210.5	181.6
Average nickel grade	(%)	9.8	10.2	9.0	9.5	10.2	9.6	9.5

Saleable production
Refined nickel (1) (2)	(kt)	16.6	20.5	17.3	20.4	15.2	52.9	45.1
Intermediates and nickel by-products (1) (3)	(kt)	4.3	3.4	4.9	3.6	5.2	13.7	11.1

Total nickel (1)	(kt)	20.9	23.9	22.2	24.0	20.4	66.6	56.2

Cobalt by-products	(t)	132	312	238	236	273	747	463

Sales
Refined nickel (1) (2)	(kt)	16.8	19.7	17.1	20.9	15.0	53.0	44.4
Intermediates and nickel by-products (1) (3)	(kt)	2.9	4.2	4.6	2.6	5.9	13.1	11.3

Total nickel (1)	(kt)	19.7	23.9	21.7	23.5	20.9	66.1	55.7

Cobalt by-products	(t)	132	312	238	237	273	748	475

(1)	Production and sales restated to include other nickel by-products.
(2)	High quality refined nickel metal, including briquettes and powder.
(3)	Nickel contained in matte and by-product streams.

BHP Operational Review for the nine months ended 31 March 2021	19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: April 21, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary